November 29, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-228437

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM (Eastern Time) on December 3, 2018, or as soon thereafter as is practicable.

Very truly yours,

Rockwell Medical, Inc.

By:	/s/ Stuart Paul
Name:	Stuart Paul
Title:	Chief Executive Officer